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                      February 12, 2024

       Mike Morrison
       Chief Financial Officer
       NCS Multistage Holdings, Inc.
       19350 State Highway 249
       Suite 600
       Houston, TX 77070

                                                        Re: NCS Multistage
Holdings, Inc.
                                                            Form 10-K for the
Fiscal Year ended December 31, 2022
                                                            File No. 001-38071

       Dear Mike Morrison:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                      Sincerely,


                      Division of Corporation Finance

                      Office of Energy & Transportation